Mail Stop 4561

October 26, 2007

Mr. Kenneth M. Riis
Chief Executive Officer
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **Newcastle Investment Corp.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 26, 2007**
> **File No. 001-31458**

Dear Mr. Riis:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant